Mail Stop 4561

January 8, 2009

VIA USMAIL and FAX (702) 233 - 2586

Mr. Sean McKay
Chief Accounting Officer
RBG, LLC
10777 West Twain Avenue
Las Vegas, Nevada 89135

      Re: **RBG, LLC**
             Form 10-K for the year ended 12/31/2007
             Filed on 3/31/2008
             File No. 333-123179-05

Dear Mr. Sean McKay:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant